SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                           (AMENDMENT NO. ______) (1)

                                Radiologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75040K109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Jay Wolf                                    Bruce Galloway
c/o Trinad Capital Master Fund Ltd             c/o Strategic Turnaround Equity
2121 Avenue of the Stars, suite 1650           Partners, L.P.
Los Angeles, California 90049                  720 Fifth Avenue, 9th Floor
         (310) 601-2500                        New York, New York 10019
                                                     (212) 247-1339

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 29, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Trinad Capital Master Fund Ltd                               980447604
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                         0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       968,800
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                    0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  968,800
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         968,800
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             4.31% (1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     CO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Trinad Management, LLC                                      20-0591302
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                         0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       968,800
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                    0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  968,800
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         968,800
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             4.31%(1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     OO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert Ellin        N/A
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                     0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                   968,800
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER              968,800
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     968,800 (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             4.31%(1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     IN
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Strategic Turnaround Equity Partners, L.P.                  90-0000833
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                     0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                   129,100
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER              129,100
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     129,100 (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             0.58% (1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     PN
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway

          Capital Management LLC                                      90-0000838
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                     0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                   129,100
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER              129,100
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     129,100 (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             0.58% (1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     OO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gary L. Herman      N/A
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                     6,900(1)
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                   129,100
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                6,900(1)
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER              129,100
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     136,000 (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             0.61% (2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     IN
--------------------------------------------------------------------------------

(1) This includes 5,500 shares of common stock held by Mr. Herman individually and 1,400 shares of common stock held by Gary Herman, IRA.

(2) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No. 75040K109                 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Bruce Galloway      N/A
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER                     248,200(1)
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                   129,100
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                248,200 (1)
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER              129,100
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     377,300 (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             1.68% (2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                     IN
--------------------------------------------------------------------------------

(1) This includes 38,900 shares of common stock held by Mr. Galloway individually, 99,400 shares of common stock owned by Mr. Galloway in conjunction with his wife, Sara Herbert, 2,800 shares of common stock held by Bruce Galloway, Rollover IRA, 24,300 shares of common stock held by Sara Galloway, IRA, 18,000 shares of common stock held by Rexon Galloway Capital Growth LLC ("Rexon") and 64,800 shares of common stock held by Jacombs Investments Inc. ("Jacombs"). Mr. Galloway disclaims any beneficial ownership of the 82,800 shares of common stock for Rexon and Jacombs except to the extent of his indirect beneficial ownership as a holder of voting power and his ability to cause Rexon and Jacombs to dispose of such shares of common stock.

(2) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of October 28, 2005 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of Radiologix, Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 3600 JP Morgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776.

Item 2. Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund Ltd, Trinad Management, LLC, Robert Ellin, Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway (collectively, the "Reporting Persons").

Trinad Capital Master Fund Ltd, is a Cayman Islands Corporation and is a hedge fund dedicated to investing micro-cap companies. Trinad Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Trinad Capital Master Fund Ltd. Robert Ellin is a citizen of the United States and (i) a managing member of Trinad Management, LLC, (ii) the holder of 66% of the membership interests in Trinad Management, LLC, and (iii) the holder of approximately 9% of the partnership interests in Trinad Capital Master Fund Ltd.

Strategic Turnaround Equity Partners, L.P., is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. Gary L. Herman and Bruce Galloway are citizens of the United States and (i) managing members of Galloway Capital Management LLC, (ii) Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and (iii) Mr. Galloway is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Trinad Capital Master Fund Ltd                       Cayman Islands Corporation
                                                     General Partner - Trinad Management, LLC

Trinad Management, LLC                               Delaware limited liability company
                                                     Managing Member - Robert Ellin
                                                     Managing Director - Jay Wolf

Robert Ellin                                         Citizenship - United States
                                                     Managing Member, Trinad Capital Master Fund Ltd
                                                     Managing Member, Trinad Management, LLC

Strategic Turnaround Equity Partners, L.P.           Delaware limited partnership
                                                     General Partner - Galloway Capital Management LLC

Galloway Capital Management LLC                      Delaware limited liability company
                                                     Managing Member - Gary L. Herman
                                                     Managing Member - Bruce Galloway

Gary L. Herman                                       Citizenship - United States
                                                     Managing Member - Galloway Capital Management LLC
                                                     Managing Member - Strategic Turnaround Equity Partners, L.P.

Bruce Galloway                                       Citizenship - United States
                                                     Managing Member - Galloway Capital Management LLC
                                                     Managing Member - Strategic Turnaround Equity Partners, L.P.

The address of the principal business office of Trinad Capital Master Fund Ltd, Trinad Management, LLC, and Robert Ellin is c/o Trinad Capital Master Fund Ltd, 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90049. The address of the principal business office of Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway is c/o Strategic Turnaround Equity Partners, L.P., 720 Fifth Avenue, 9th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Trinad Capital Master Fund Ltd and Strategic Turnaround Equity Partners, L.P.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Trinad Capital Master Fund Ltd made purchases of Common Stock on the open market with its working capital:

--------------------------------------------------------------------------------
Date            Number of Shares Acquired                  Price Per Share
--------------------------------------------------------------------------------
10/03/05         13,700                                    3.8119
--------------------------------------------------------------------------------
10/04/05         13,200                                    3.8063
--------------------------------------------------------------------------------
10/10/05          2,000                                    3.6800
--------------------------------------------------------------------------------
10/11/05          3,600                                    3.7422
--------------------------------------------------------------------------------
10/13/05            900                                    3.6256
--------------------------------------------------------------------------------
10/14/05          3,700                                    3.6200
--------------------------------------------------------------------------------
10/19/05          1,000                                    3.4000
--------------------------------------------------------------------------------
10/25/05          2,000                                    3.6300
--------------------------------------------------------------------------------
10/27/05          1,000                                    3.6900
--------------------------------------------------------------------------------
10/31/05          3,000                                    3.7667
--------------------------------------------------------------------------------
11/08/05          3,000                                    3.6633
--------------------------------------------------------------------------------
11/09/05          3,000                                    3.3267
--------------------------------------------------------------------------------
11/11/05         19,300                                    3.2861
--------------------------------------------------------------------------------
11/18/05          9,200                                    3.1343
--------------------------------------------------------------------------------
11/21/05         10,700                                    3.1174
--------------------------------------------------------------------------------
11/22/05         50,000                                    3.1450
--------------------------------------------------------------------------------
11/23/05          5,200                                    3.0262
--------------------------------------------------------------------------------
11/28/05         25,000                                    3.0406
--------------------------------------------------------------------------------
11/28/05         10,000                                    2.9312
--------------------------------------------------------------------------------
11/28/05          6,000                                    2.9633
--------------------------------------------------------------------------------
11/30/05          8,200                                    3.0349
--------------------------------------------------------------------------------
12/01/05         15,000                                    3.0875
--------------------------------------------------------------------------------
12/01/05          1,000                                    3.1500
--------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. made purchases of Common Stock on the open market with its working capital:

--------------------------------------------------------------------------------
Date            Number of Shares Acquired                  Price Per Share
--------------------------------------------------------------------------------
11/25/05         11,300                                    3.0500
--------------------------------------------------------------------------------
11/25/05        117,800                                    3.0500
--------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Bruce Galloway or his affiliates made purchases of Common Stock on the open market with his personal funds:

--------------------------------------------------------------------------------
Date            Number of Shares Acquired                  Price Per Share
--------------------------------------------------------------------------------
10/05/05            100                                    3.7500
--------------------------------------------------------------------------------
10/28/05         10,000                                    3.7173
--------------------------------------------------------------------------------
11/03/05          8,000                                    3.6924
--------------------------------------------------------------------------------
11/04/05         15,800                                    0.0000
--------------------------------------------------------------------------------
11/21/05          5,100                                    3.0714
--------------------------------------------------------------------------------
11/22/05         24,300                                    3.0119
--------------------------------------------------------------------------------
11/25/05         99,400                                    3.0500
--------------------------------------------------------------------------------
11/25/05          2,700                                    3.0500
--------------------------------------------------------------------------------
11/25/05         18,000                                    3.0500
--------------------------------------------------------------------------------
11/25/05         64,800                                    3.0500
--------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Gary L. Herman or his affiliates made purchases of Common Stock on the open market with his personal funds:

--------------------------------------------------------------------------------
Date            Number of Shares Acquired                  Price Per Share
--------------------------------------------------------------------------------
11/25/05          5,500                                    3.0500
--------------------------------------------------------------------------------
11/25/05          1,400                                    3.0500
--------------------------------------------------------------------------------

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

On November 29, 2005, the Reporting Persons sent a joint letter to the Board of Directors of Radiologix, Inc. indicating their support of current management, its successful restructuring of the business and returning it to profitability. The letter also encouraged management to now focus on growing the business and operations and increasing shareholder value. To this end, management was encouraged to explore growth through strategic acquisitions or business combinations, as well as, increasing the value, of what the Reporting Persons believe to be an undervalued stock, through possible repurchase of a portion of its currently outstanding debentures. A copy of this letter is attached hereto as exhibit 99.1 and made a part hereof.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital Master Fund Ltd, Trinad Management, LLC (as the general partner of Trinad Capital Master Fund Ltd) and Robert Ellin (as a Managing Member of Trinad Management, LLC) are deemed to beneficially own an aggregate of 968,800 shares of Common Stock, representing approximately 4.31% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005. Trinad Capital Master Fund Ltd is deemed to be the direct beneficial owner of 968,800 shares of Common Stock. Trinad Management, LLC is deemed to be the indirect beneficial owner of 968,800 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 968,800 shares of Common Stock. Each of Trinad Management, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund Ltd (except for (i) the indirect interest of Trinad Management, LLC by virtue of being the general partner of Trinad Capital Master Fund Ltd, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Management, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Capital Master Fund Ltd). Trinad Management, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

As of the date hereof, Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P.), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 129,100 shares of Common Stock, representing approximately 0.58% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005. Strategic Turnaround Equity Partners, L.P. is deemed to be the direct beneficial owner of 129,100 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 129,100 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 129,100 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P., (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P.). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the 248,200 shares of common stock deemed to be beneficially owned by Bruce Galloway, 38,900 shares of common stock are held by Mr. Galloway individually, 99,400 shares of common stock are owned by Mr. Galloway in conjunction with his wife, Sara Herbert, 2,800 shares of common stock are held by Bruce Galloway, Rollover IRA, 24,300 shares of common stock are held by Sara Galloway, IRA, 18,000 shares of common stock are held by Rexon Galloway Capital Growth LLC and 64,800 shares of common stock are held by Jacombs Investments Inc.

Of the 6,900 shares of common stock deemed to be beneficially owned by Gary L. Herman, 5,500 shares of common stock are held by Mr. Herman individually and 1,400 shares of common tock are held by Gary Herman, IRA.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
        Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1: November 29, 2005 Joint Letter to the Board of Directors of
              Radiologix, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Trinad Capital Master Fund Ltd

December 8, 2005                       By:/s/ Jay Wolf
                                          ------------
                                       Name:  Jay Wolf
                                       Title: Managing Director of Trinad
                                              Management, LLC, the General
                                              Partner of Trinad Capital Master
                                              Fund Ltd


                                       Trinad Management, LLC

December 8, 2005                       By: /s/ Jay Wolf
                                           ------------
                                       Name:  Jay Wolf
                                       Title: Managing Director

                                       Robert Ellin

December 8, 2005                       /s/ Robert Ellin
                                       ----------------


                                       Strategic Turnaround Equity Partners,
                                       L.P.

December 8, 2005                       By:/s/ Bruce Galloway
                                          ------------------
                                       Name:  Bruce Galloway
                                       Title: Managing Member of Galloway
                                              Capital Management LLC, the
                                              General Partner of Strategic
                                              Turnaround Equity Partners, L.P.


                                       Galloway Capital Management LLC

December 8, 2005                       By:/s/ Bruce Galloway
                                          ------------------
                                       Name:  Bruce Galloway
                                       Title: Managing Member

                                       Gary L. Herman

December 8, 2005                       /s/ Gary L. Herman
                                       ------------------

                                       Bruce Galloway

December 8, 2005                       /s/ Bruce Galloway
                                       ------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).